GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QA8
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	09/28/2006
	First Distribution Date:	10/25/2006
5. Other Income Detail	Determination Date:	10/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	10/25/2006
	Record Date:	
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry:	10/24/2006
8. Collateral Summary	Definitive:	09/29/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	Telephone:	818-260-1628
16. Overcollateralization Summary	Pool(s) :	40399
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QA8
October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74922QAA0	215,014,000.00	215,014,000.00	5.51375000	2,480,850.94	889,150.08	3,370,001.02	0.00	0.00	0.00	212,533,149.06
A-2	74922QAB8	484,943,000.00	484,943,000.00	5.50375000	5,595,316.10	2,001,753.78	7,597,069.88	0.00	0.00	0.00	479,347,683.90
A-3	74922QAC6	53,883,000.00	53,883,000.00	5.56375000	621,706.92	224,843.66	846,550.58	0.00	0.00	0.00	53,261,293.08
M-1	74922QAD4	12,404,000.00	12,404,000.00	5.62375000	0.00	52,317.75	52,317.75	0.00	0.00	0.00	12,404,000.00
M-2	74922QAE2	6,402,000.00	6,402,000.00	5.64375000	0.00	27,098.47	27,098.47	0.00	0.00	0.00	6,402,000.00
M-3	74922QAF9	4,001,000.00	4,001,000.00	5.66375000	0.00	16,995.50	16,995.50	0.00	0.00	0.00	4,001,000.00
M-4	74922QAG7	3,201,000.00	3,201,000.00	5.71375000	0.00	13,717.29	13,717.29	0.00	0.00	0.00	3,201,000.00
M-5	74922QAH5	2,801,000.00	2,801,000.00	5.73375000	0.00	12,045.18	12,045.18	0.00	0.00	0.00	2,801,000.00
M-6	74922QAJ1	2,801,000.00	2,801,000.00	5.80375000	0.00	12,192.23	12,192.23	0.00	0.00	0.00	2,801,000.00
M-7	74922QAK8	2,801,000.00	2,801,000.00	6.17375000	0.00	12,969.51	12,969.51	0.00	0.00	0.00	2,801,000.00
M-8	74922QAL6	2,801,000.00	2,801,000.00	6.37375000	0.00	13,389.66	13,389.66	0.00	0.00	0.00	2,801,000.00
M-9	74922QAM4	4,001,000.00	4,001,000.00	7.17375000	0.00	21,526.63	21,526.63	0.00	0.00	0.00	4,001,000.00
SB-I	74922QAN2	2,653,058.00	2,653,058.00	0.00000000	213.98	639,596.63	639,810.61	0.00	0.00	0.00	2,667,930.38
SB-II	74922QAP7	2,549,017.18	2,549,017.18	0.00000000	203.21	607,423.51	607,626.72	0.00	0.00	0.00	2,533,727.61
R-I	74922QAQ5	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74922QAR3	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III	74922QAS1	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74922QAT9	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**800,255,075.18**	**800,255,075.18**		**8,698,291.15**	**4,545,019.88**	**13,243,311.03**	**0.00**	**0.00**	**0.00**	**791,556,784.03**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74922QAA0	1,000.00000000	11.53809026	4.13531249	15.67340276	0.00000000	0.00000000	988.46190974
A-2	74922QAB8	1,000.00000000	11.53809025	4.12781251	15.66590276	0.00000000	0.00000000	988.46190975
A-3	74922QAC6	1,000.00000000	11.53809031	4.17281258	15.71090288	0.00000000	0.00000000	988.46190969
M-1	74922QAD4	1,000.00000000	0.00000000	4.21781280	4.21781280	0.00000000	0.00000000	1,000.00000000
M-2	74922QAE2	1,000.00000000	0.00000000	4.23281318	4.23281318	0.00000000	0.00000000	1,000.00000000
M-3	74922QAF9	1,000.00000000	0.00000000	4.24781305	4.24781305	0.00000000	0.00000000	1,000.00000000
M-4	74922QAG7	1,000.00000000	0.00000000	4.28531396	4.28531396	0.00000000	0.00000000	1,000.00000000
M-5	74922QAH5	1,000.00000000	0.00000000	4.30031417	4.30031417	0.00000000	0.00000000	1,000.00000000
M-6	74922QAJ1	1,000.00000000	0.00000000	4.35281328	4.35281328	0.00000000	0.00000000	1,000.00000000
M-7	74922QAK8	1,000.00000000	0.00000000	4.63031417	4.63031417	0.00000000	0.00000000	1,000.00000000
M-8	74922QAL6	1,000.00000000	0.00000000	4.78031417	4.78031417	0.00000000	0.00000000	1,000.00000000
M-9	74922QAM4	1,000.00000000	0.00000000	5.38031242	5.38031242	0.00000000	0.00000000	1,000.00000000
SB-I [1]	74922QAN2							
SB-II [1]	74922QAP7							
R-I	74922QAQ5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74922QAR3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-III	74922QAS1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74922QAT9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	98.91306017%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QA8

October 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/28/2006	10/24/2006	Actual/360	215,014,000.00	5.51375000	889,150.08	0.00	0.00	0.00	0.00	889,150.08	0.00
A-2	09/28/2006	10/24/2006	Actual/360	484,943,000.00	5.50375000	2,001,753.78	0.00	0.00	0.00	0.00	2,001,753.78	0.00
A-3	09/28/2006	10/24/2006	Actual/360	53,883,000.00	5.56375000	224,843.66	0.00	0.00	0.00	0.00	224,843.66	0.00
M-1	09/28/2006	10/24/2006	Actual/360	12,404,000.00	5.62375000	52,317.75	0.00	0.00	0.00	0.00	52,317.75	0.00
M-2	09/28/2006	10/24/2006	Actual/360	6,402,000.00	5.64375000	27,098.47	0.00	0.00	0.00	0.00	27,098.47	0.00
M-3	09/28/2006	10/24/2006	Actual/360	4,001,000.00	5.66375000	16,995.50	0.00	0.00	0.00	0.00	16,995.50	0.00
M-4	09/28/2006	10/24/2006	Actual/360	3,201,000.00	5.71375000	13,717.29	0.00	0.00	0.00	0.00	13,717.29	0.00
M-5	09/28/2006	10/24/2006	Actual/360	2,801,000.00	5.73375000	12,045.18	0.00	0.00	0.00	0.00	12,045.18	0.00
M-6	09/28/2006	10/24/2006	Actual/360	2,801,000.00	5.80375000	12,192.23	0.00	0.00	0.00	0.00	12,192.23	0.00
M-7	09/28/2006	10/24/2006	Actual/360	2,801,000.00	6.17375000	12,969.51	0.00	0.00	0.00	0.00	12,969.51	0.00
M-8	09/28/2006	10/24/2006	Actual/360	2,801,000.00	6.37375000	13,389.66	0.00	0.00	0.00	0.00	13,389.66	0.00
M-9	09/28/2006	10/24/2006	Actual/360	4,001,000.00	7.17375000	21,526.63	0.00	0.00	0.00	0.00	21,526.63	0.00
SB-I	09/01/2006	09/30/2006	30/360	2,653,058.00	0.00000000	0.00	0.00	0.00	0.00	639,596.63	639,596.63	0.00
SB-II	09/01/2006	09/30/2006	30/360	2,549,017.18	0.00000000	0.00	0.00	0.00	0.00	607,423.51	607,423.51	0.00
Deal Totals				**800,255,075.18**		**3,297,999.74**	**0.00**	**0.00**	**0.00**	**1,247,020.14**	**4,545,019.88**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.33000000	A-3, M-1, M-2, M-4, M-6, M-8, M-9, M-7, M-5, M-3

Initial LIBOR: 5.32375

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB-I	0.00	639,810.61	639,810.61
SB-II	0.00	607,626.72	607,626.72
Deal Totals	**0.00**	**1,247,437.33**	**1,247,437.33**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**9,836.43**	**9,836.43**	**0.00**	**0**	**0.00**	**169,693.17**	**24,192.82**	**135,999.44**	**0.00**	**0.00**	**0.00**



7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB-I	0.00	0.00	0.00	0.00	0.00
SB-II	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB-I	0.00	0.00	0.00	0.00	0.00
SB-II	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QA8

October 25, 2006

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	2,591	800,255,075.18	2,591	800,255,075.18	247	126,834.03	20	8,321,899.83	1	170,630.85	0	0.00	2,570	791,556,784.03

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.09789212	7.09722829	357.84	357.69	6.79289672	6.79240729	6.79441592	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	12.19%				12.19%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	1	0	0	0	1
	Scheduled Balance	170,630.85	0.00	0.00	0.00	170,630.85

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,511	768,862,619.54	0	0.00	0	0.00	0	0.00	0.00	2,511	768,862,619.54
30 days	59	22,694,164.49	0	0.00	0	0.00	0	0.00	0.00	59	22,694,164.49
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**2,570**	**791,556,784.03**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**2,570**	**791,556,784.03**
Current	97.70%	97.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	97.70%	97.13%
30 days	2.30%	2.87%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.30%	2.87%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	59	22,694,164.49	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.30%	2.87%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	0	0.00	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Supplemental Interest Trust Account		0.00	0.00	13,965.00	13,965.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Swap Agreement	Bear, Stearns & Co., Inc.	09/25/2011	3,130,365.00	3,116,400.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	0.00	5,202,075.18	(417.19)	5,201,657.99	5,201,657.99

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,531,054.85
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Yield Maintenance/Swap Payment Amount - OUT	0.00
(6)	Yield Maintenance/Swap Payment Amount - IN	13,965.00
(7)	Certificate Interest Amount	3,297,999.70
(8)	OC Reduction Amount	417.19
(9)	Excess Cashflow Prior to OC Provisions	1,247,437.34

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,247,437.34
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Swap Termination Payment Amount	0.00
(10)	To Class SB Certificates	1,247,437.34

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc., 2006-QA8
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	13,082,907.97
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	170,630.85
Other Deposits/Adjustments (including Derivatives Payment)	13,965.00
Total Deposits	13,267,503.82

Uses of Funds	Amount
Transfer to Certificate Account	13,243,311.00
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	24,192.82
Derivatives Payment	0.00
Total Withdrawals	13,267,503.82

Ending Balance	0.00